File No. 82-3929

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

FANCAMP ANNOUNCES CLOSING OF SECOND TRANCHE OF FINANCING WITH MINERALFIELDS

December 5, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): Fancamp Exploration Ltd. wishes to announce the closing of a non-brokered private placement of $1,000,000 through the sale of 4,000,000 flow-through units (the "FT Units") at $0.25 per FT Unit to MineralFields Group. Each FT Unit consists of one flow-through common share and one-half of one non flow-through share purchase warrant (the "Warrants"). All whole Warrants are exercisable at a price of $0.50 per share until November 28, 2010, subject to earlier forced acceleration in the event the Company's shares close at a price of $1.00 per share or more for 30 consecutive trading days after the four month hold expires. The flow-through shares are subject to a four month hold period expiring on March 29, 2009.

A finder's fee of 8% in cash and 10% in options for Units will be paid to eligible finders in relation to this financing.

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar hard dollar PIPE financings) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172 or the Company's web site www.fancampexplorationltd.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END